Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-146377

December 12, 2007

MEMSIC, Inc. (the “Company”) has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-858-5407. You may also access the Company’s most recent prospectus dated December 11, 2007 included in the registration statement on Form S-1 by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1386198/000119312507263196/ds1a.htm.

On December 6, 2007, the State Council of the People’s Republic of China promulgated the Implementation Rules for the PRC Enterprise Income Tax Law, which became public on December 11, 2007. To reflect this development, the Company has made the following amendments to the registration statement on Form S-1 pursuant to Amendment No. 6 thereto.

Amendments to “Risk Factors—Risks Related to Doing Business in China”

The discontinuation of any of the preferential tax treatments currently available to us in China could materially and adversely affect our business, financial condition and results of operations.

The PRC government or its local agencies or bureaus provides preferential tax treatment, in the form of reduced tax rates or tax holidays, to certain qualified enterprises. Our wholly-owned PRC subsidiary in Wuxi, as a PRC high-technology company operating in a designated high-tech development zone, benefits from a 15% preferential enterprise income tax rate, compared to a standard rate of 33%, and is exempt from enterprise income tax for two years from 2007, the year in which our Wuxi subsidiary first had positive accumulated earnings, and is entitled to a 50% reduction in the enterprise income tax for the succeeding three years.

Moreover, under current PRC laws and regulations, no tax is required to be withheld by our Wuxi subsidiary with respect to any dividend payments made by it to us, as its stockholder, and no PRC tax is payable by us on the dividends received from our Wuxi subsidiary provided that such profits are permitted to be paid by it in accordance with PRC laws and regulations. In addition, as an FIE, our Wuxi subsidiary enjoys certain tax deductions for purchasing equipment made in China. Under the relevant regulation, if an FIE purchases Chinese-made equipment, and the price does not exceed the total investment amount of such FIE, for projects that fall within certain specified categories, 40% of the purchase price amount may be credited against the surplus between the amount of enterprise income tax payable in the current year and the amount paid in the previous year. If the credited amount is greater than the surplus, the excess amount can be carried forward for up to five years, subject to certain exceptions. In addition, we have also benefited from rebates of value-added tax for our export products.

The discontinuation of these preferential tax treatments could materially and adversely affect our business, financial condition and results of operations. On March 16, 2007, the National People’s Congress, the PRC legislature, approved and promulgated a new tax law named “Enterprise Income Tax Law,” which will take effect beginning January 1, 2008. Under the new tax law, foreign invested enterprises, or FIEs, and domestic companies are subject to a uniform income tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential lower income tax rate under the then effective tax laws or regulations. The income tax rate of such enterprises will gradually transition to the uniform tax rate within the transition period in accordance with implementing rules to be issued by the State Council. For those enterprises which are enjoying tax holidays, such tax holidays may continue until their expiration in accordance with regulations to be issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the new tax law. While the new tax law equalizes the income tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies supported by the PRC government, whether FIEs or domestic companies. According to the new tax law, entities that qualify as “high-technology companies especially supported by the PRC government” will benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. However, there are a number of requirements for a company to qualify as a “high-technology company especially supported by the PRC government,” including those relating to business scope. There can be no assurances that our Wuxi subsidiary will qualify as a high-technology company supported by the PRC government or if it does qualify, that it will continue to do so in the future and continue to benefit from such preferential tax rate. Following the effectiveness of the new tax law, our effective income tax rate may increase, unless we are otherwise eligible for preferential treatment.

In addition, according to the Enterprise Income Tax Law and its implementation rules, effective January 1, 2008, any dividends payable to us by our Wuxi subsidiary will be subject to the PRC withholding tax at the rate of 10%. Currently, any such dividends are not subject to any PRC withholding tax. Although our Wuxi subsidiary has not paid any dividends to us historically, if our Wuxi subsidiary pays any dividends to us in the future, our consolidated results of operations and the amount of dividends we pay to our stockholders may be adversely affected.

The new tax law provides only a framework of the enterprise tax provisions. Even with the promulgation of its implementation rules, the new tax law still leaves many details on the definitions of numerous terms as well as the interpretation and specific application of various provisions unclear and unspecified.

We may be treated as a resident enterprise for PRC tax purposes after the Enterprise Income Tax Law becomes effective on January 1, 2008, which may subject us to PRC income tax for any dividends we pay to our non-PRC stockholders.

Under the Enterprise Income Tax Law, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC are treated as resident enterprises for PRC tax purposes. Although the implementation rules of the Enterprise Income Tax Law provides a definition of “de facto management body”, such definition has not been tested and there remains uncertainty as to which situations a non-PRC enterprise’s “de facto management body” is considered to be located in the PRC. Some members of our management team are currently based in the PRC, and may remain in the PRC after the effectiveness of the new tax law. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, and any dividend payable by us to our non-PRC corporate stockholders will also be subject to a PRC withholding tax at the rate of 10%. If we are required under the new tax law to withhold income tax on dividends we pay to our non-PRC corporate stockholders, the amount of dividends we are able to pay may be materially and adversely affected.

Amendments to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Description of Certain Line Items—Provision (Benefit) for Income Taxes”

Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In accordance with “Income Tax of China for Enterprises with Foreign Investment and Foreign Enterprises,” or the Foreign Enterprise Income Tax Law, and the related implementing rules, foreign investment enterprises, or FIEs, incorporated in the PRC are generally subject to an enterprise income tax rate of 33%.

The Foreign Enterprise Income Tax Law and the related implementing rules provide certain favorable tax treatments to FIEs which qualify as high-technology companies and are registered and operate in designated high-technology zones in the PRC. Our Wuxi subsidiary is a high-technology FIE registered and operating in a designated high-technology zone. Accordingly, under the Foreign Enterprise Income Tax Law, its implementing rules and several local regulations, our Wuxi subsidiary is entitled to a preferential enterprise income tax rate of 15%. In addition, our Wuxi subsidiary is entitled to a five-year tax holiday, pursuant to which it is exempted from paying the enterprise income tax for 2007, the year in which it first has positive accumulated earnings, and 2008. After the two-year exemption period, our Wuxi subsidiary will be entitled to a 50% reduction from the then applicable income tax rate for each year from 2009 through 2011. After the expiration of this five-year tax holiday period, a preferential enterprise income tax rate of 15% may apply for so long as our Wuxi subsidiary continues to be recognized as a “high-technology company especially supported by the PRC government.”

To qualify as a “high-technology company especially supported by the PRC government” for PRC enterprise income tax purposes, a business entity generally must meet certain financial and non-financial criteria, including, but not limited to:

•	products or services of the business falling under the scope of “high-technology especially supported by the PRC government”;

•	a minimum level of revenue generated from high-technology related sales or services as a percentage of total revenue;

•	a minimum number of employees engaged in research and development as a percentage of total number of employees; and

•	a minimum level of research and development expenses as a percentage of total revenue.

If the PRC central government or applicable local governments determine that our Wuxi subsidiary is not or no longer qualifies as a “high-technology company especially supported by the PRC government,” our effective enterprise income tax rate would increase as a result.

In addition, as an FIE, our Wuxi subsidiary enjoys certain tax deductions for purchasing equipment made in China. Under the relevant regulation, if an FIE purchases Chinese-made equipment, and the price does not exceed the total investment amount of the FIE, for projects that fall within certain specified categories, 40% of the purchase price amount may be credited against the surplus between the amount of enterprise income tax payable in the current year and the amount paid in the previous year. If the credited amount is greater than the surplus, the excess amount can be carried forward for up to five years, subject to certain exceptions.

If our Wuxi subsidiary ceases to qualify for its current preferential enterprise income tax rates, we will consider options that may be available at the time that would enable it to qualify for other preferential tax treatment. To the extent we are unable to offset the expiration of, or the inability to obtain, preferential tax treatment with new tax exemptions, tax incentives or other tax benefits, our effective tax rate will increase. The amount of income tax payable by our Wuxi subsidiary in the future will depend on various factors, including, among other things, the results of operations and taxable income of our Wuxi subsidiary (which is in turn partially dependent on our internal transfer pricing policies) and the applicable statutory tax rate.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law named “Enterprise Income Tax Law,” which will take effect beginning January 1, 2008. Under the new tax law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. In accordance with regulations issued by the State Council, the tax rate of such enterprises may gradually transition to the uniform tax rate within the transition period. For those enterprises which are enjoying tax holidays, such tax holidays may continue until their expiration in accordance with the regulations issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the new tax law. While the new tax law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as “high-technology companies especially supported by the PRC government,” whether FIEs or domestic companies. As a result of the new tax law, following the year 2011, upon expiration of our 50% reduction from the then applicable income tax rate, our effective tax rate may increase, unless we are otherwise eligible for preferential treatment.

See “Risk Factors—Risks Related to Doing Business in China—The discontinuation of any of the preferential tax treatments currently available to us in China could materially and adversely affect our business, financial condition and results of operations.”

Amendments to “Regulations—China—Regulations and Policies that Encourage the Development of Foreign Invested High-technology Companies”

Accreditation of High-Technology Companies

According to Accreditation Conditions and Measures of High-technology Enterprise in the State High-technology Industry Development Zone promulgated by the Ministry of Science and Technology in 2000, to qualify as a high-technology company a business entity generally must meet certain financial and non-financial criteria including, but not limited to:

•	the technology researched and developed by the company falls into the high-technology category promulgated by the PRC government;

•	a minimum level of revenue generated from high-technology related sales or services as a percentage of total revenue;

•	a minimum number of employees engaged in research and development;

•	a minimum requirement for the education degree of employees; and

•	a minimum level of research and development expenses as a percentage of total revenue.

The existing preferential tax treatments applied to “high-technology companies” will be superseded by the Enterprise Income Tax Law, which provides that, effective January 1, 2008, entities that qualify as “high-technology companies especially supported by the PRC government” will benefit from certain favorable tax treatments. Pursuant to the Implementation Rules of the Enterprise Income Tax Law, to qualify as a “high-technology company especially supported by the PRC government” for PRC enterprise income tax purposes, a business entity generally must meet certain financial and non-financial criteria, including, but not limited to:

•	products or services of the business falling under the scope of “high-technology especially supported by the PRC government”;

•	a minimum level of revenue generated from high-technology related sales or services as a percentage of total revenue;

•	a minimum number of employees engaged in research and development as a percentage of total number of employees; and

•	a minimum level of research and development expenses as a percentage of total revenue.

Preferential Taxation Policies

Enterprise Income Tax. Under the Foreign Enterprise Income Tax Law, the related implementing rules and several local regulations, an enterprise that is established in the State High-technology Industry Development Zone and has been accredited as a “high-technology company especially supported by the PRC government” by relevant authorities at the provincial level is subject to an enterprise income tax rate of 15% and will be exempted from the enterprise income tax for two years starting from the year in which it first has positive accumulated earnings. After which it will enjoy a 50% reduction in the enterprise income tax rate for the succeeding three years.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law named “Enterprise Income Tax Law,” which takes effect beginning January 1, 2008. Under the new tax law, FIEs and domestic companies are subject to a uniform income tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. The income tax rate of such enterprises will gradually transition to the uniform tax rate within such transition period in accordance with the detail rules to be issued by the State Council. For those enterprises which are enjoying fixed tax holidays, such tax holidays may continue until its expiration in accordance with the regulations issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the new tax law, i.e., 2008. While the new tax law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as “high-technology companies especially supported by the PRC government,” whether FIEs or domestic companies.

For the potential effects of the new tax law on preferential tax treatment, see “Risk Factors—Risks Related to Doing Business in China—The discontinuation of any of the preferential tax treatments currently available to us in China could materially and adversely affect our business, financial condition and results of operations.”